Exhibit 10(e)

TRW INC.

EMPLOYMENT CONTINUATION AGREEMENT

DEFERRED COMPENSATION PLAN

THIS PLAN, established by TRW Inc. ("TRW") effective as of June 21, 2002, is for the benefit of certain executives of the Corporation that are party to an Employment Continuation Agreement or a Change of Control Agreement with the Corporation. It shall remain in effect, as it may be amended from time to time, until termination as provided in Article VII of the Plan.

ARTICLE I

DEFINITIONS

For the purposes of the Plan, the following words and phrases shall mean:

1.1 **Account.** The bookkeeping or accounting records maintained (having and requiring no segregation or holding of any assets) by TRW or the Service Provider pursuant to Article IV with respect to and resulting from a Participant's Deferral Election.

1.2 **Agreement.** An employment continuation agreement or change of control agreement between an Eligible Executive and TRW.

1.3 **Beneficiary.** The person, persons or entity entitled under Article VI to receive any Plan Benefits payable after a Participant's death.

1.4 **BEP/DCP Payment.** The payment that would become payable to an Executive under an Agreement following Termination with respect to the amounts credited to the Participants account in the TRW Inc. Benefits Equalization Plan and/or the TRW Inc. Deferred Compensation Plan.

1.5 **Change in Control.** A Change in Control of TRW, as defined in a Participant's Agreement.

1.6 **BEP/DCP Sub-Account.** A Sub-Account of a Participant's Account established pursuant to Section 4.3, to which there shall be credited, if elected by the Participant and if a Termination of such Participant occurs, the BEP/DCP Payment and all Investment Fund Returns accrued thereon or charged thereto, as to which the Plan Benefit is intended to be payable in accordance with the Participant's elections with respect thereto.

1.7 **Code.** The Internal Revenue Code of 1986, as amended. References in the Plan to Sections of the Code are to such Sections as in effect on the Effective Date or any successor provision.

1.8 **Committee.** The Compensation Committee of the Directors.

1.9 **Corporation.** TRW or an Affiliate of TRW.

1.10 **Date of Deposit.** The Determination Date immediately preceding the date that, but for the Deferral Election, the BEP/DCP Payment, the Severance Payment and the SRIP Payment would be paid under an Agreement.

1.11 **Deferral Election.** An election pursuant to Article III by an Eligible Executive to defer receipt of all or part of his or her ECA Compensation.

1.12 **ECA Compensation.** Amounts payable under an Agreement to an Eligible Executive following termination of employment under certain circumstances after a Change in Control of TRW.

1.13 **Determination Date.** Daily.

1.14 **Directors.** The Directors of TRW.

1.15 **Effective Date.** June 21, 2002, the effective date of the establishment of the Plan.

1.16 **Eligible Executive.** The employees of the Corporation listed on Exhibit A hereto.

1.17 **Executive Officer.** Any Eligible Executive who is an "executive officer" of TRW for the purposes of Rule 3b-7 under the Securities Exchange Act of 1934.

1.18 **Financial Hardship.** A severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or of a dependent (as defined in §152(a) of the Code) of the Participant, loss of the Participant's property due to casualty, or other similar extraordinary and unforeseeable circumstance arising as a result of events beyond the control of the Participant. In case of the Participant's death, the word "Beneficiary or other person or entity entitled to receive a Plan Benefit" shall be substituted for the word "Participant" wherever the latter appears in this Section 1.18.

1.19 **Investment Fund Returns.** The gains or losses in one or more of the investment funds offered to participants under the Plan, as listed on Exhibit B hereto, any of which shall be available to any Participant for purposes of having such investment fund results credited to his Account under this Plan.

1.20 **Participant.** An Eligible Executive who has elected to participate in the Plan and has executed and filed with TRW (or, if TRW has designated a Service Provider for such purpose, that Service Provider) a Participation Agreement as provided in Article III; provided, however, that such term shall include a person who does not have in place an effective Deferral Election so long as he retains, under the Plan, an interest in an Account under the Plan.

1.21 **Participation Agreement.** An agreement between TRW and a Participant or an election form delivered by a Participant to TRW that sets forth the Participant's Deferral Election.

1.22 **Plan.** This Employment Continuation Agreement Deferred Compensation Plan, as it may be amended from time to time.

1.23 **Plan Benefit.** The benefit payable to a Participant in accordance with Article V hereof.

1.24 **Service Provider**. Putnam Fiduciary Trust Company, or such other entity selected by the Committee to perform certain recordkeeping, administrative, communication and/or other functions related to the Plan.

1.25 **Severance Payment**. The payment that would become payable to an Executive under an Agreement, within five business days of Termination, with respect to the severance payment related to base pay, incentive pay, the cash value of employee benefits, amounts with respect to matching contributions under the TRW Employee Stock Ownership and Savings Plan and, where applicable, pro rata incentive pay and pro rata strategic incentive plan payouts.

1.26 **Severance Sub-Account.** A Sub-Account of a Participant's Account established pursuant to Section 4.3, to which there shall be credited, if elected by the Participant and if a payment becomes due under the Participant's Agreement, the Severance Payment and all Investment Fund Returns accrued thereon or charged thereto, as to which the Plan Benefit is intended to be payable in accordance with the Participant's elections with respect thereto.

1.27 **Special Committee.** The committee composed of the Executive Vice President – Human Resources, the General Counsel and the Chief Financial Officer of TRW, which committee reviews and acts upon the requests of Participants (other than Participants who are Executive Officers, whose requests are acted upon by the Committee) to receive early payout as a result of a Financial Hardship and which is authorized to take such other actions as are specified by the Plan.

1.28 **SRIP Payment.** The payment that would become payable to an Executive under an Agreement, within five business days of Termination, with respect to the TRW Supplementary Retirement Income Plan.

1.29 **SRIP Sub-Account.** A Sub-Account of a Participant's Account established pursuant to Section 4.3, to which there shall be credited, if elected by the Participant and if a payment becomes due under the Participant's Agreement, SRIP compensation pursuant to an Agreement and all Investment Fund Returns accrued thereon or

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charged thereto, as to which the Plan Benefit is intended to be payable in accordance with the Participant's elections with respect thereto.

1.30 **Sub-Account.** A BEP/DCP Sub-Account, a SRIP Sub-Account or a Severance Sub-Account.

1.31 **Termination.** Termination of employment of a Participant with the right to severance compensation under the Participant's Agreement.

1.32 **Trust Agreement.** The Trust Agreement related to the Agreements and the Plan between TRW and the Trustee, as amended from time to time.

1.33 **Trust.** The trust established under the Trust Agreement.

1.34 **Trustee.** Putnam Fiduciary Trust Company or any successor trustee appointed pursuant to the terms of the Trust Agreement.

1.35 **TRW.** TRW Inc., an Ohio corporation.

ARTICLE II

ADMINISTRATION

2.1 **Administrators.** The Plan shall be administered by the Committee and the Special Committee, and certain decisions concerning Financial Hardship may be made by the Special Committee. The Special Committee or its delegate may determine that an employee's participation in the Plan must cease in order to preserve the Plan's status as a plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees and may take such action as it deems appropriate in connection with such a determination. Except as otherwise provided herein, decisions of the Committee or the Special Committee shall be final and binding on all parties.

2.2 **Committee.** The Committee shall have the authority (a) to make, amend, interpret and enforce all rules and regulations for the administration of the Plan and (b) to decide all questions, including interpretation of the Plan as may arise in connection with the Plan insofar as it is applicable to Participants (i) who are Executive Officers or (ii) with respect to whom questions are referred to the Committee by the Executive Vice President – Human Resources. A majority of the members of the Committee shall constitute a quorum. The Committee may act by a vote of a majority of a quorum at a meeting or by a writing signed by a majority of the members of the Committee.

2.3 **Human Resources.** The Executive Vice President – Human Resources shall administer the Plan in accordance with the terms of the Plan and the rules and regulations of the Plan as established by the Committee. Consistent with the authorized precedents and the rules and regulations authorized by the Committee, the

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Executive Vice President – Human Resources shall have the authority to decide all questions, including interpretations of the Plan, as may arise in connection with the Plan insofar as it is applicable to Participants other than Executive Officers.

2.4 **Special Committee.** With regard to all Participants, other than Participants who are Executive Officers, the Special Committee shall act upon written requests of Participants concerning early payout of some or all of the Participant's Account balances as a result of Financial Hardship. The Special Committee may act by a vote of the majority at a meeting or by a writing signed by a majority of the members of the Special Committee.

2.5 **Financial Hardship Payout Change Requests.** In order for a request to be considered by the Special Committee (or, in the case of a request as set forth in Section 2.4 by an Executive Officer, the Committee), the requests must (i) be in writing and delivered to the Executive Vice President – Human Resources, (ii) set forth whether the Participant is requesting an early payout because of a Financial Hardship, (iii) set forth the reasons for such request, including in detail the Financial Hardship, (iv) in the case of a request as a result of a Financial Hardship set forth the amount of such Participant's Account that the Participant wishes to be paid and the Sub-Accounts from which such early payout shall be made. Compliance with the petition procedures set forth in this Section 2.5 does not insure that the request will be granted by the Special Committee (or the Committee).


ARTICLE III

PARTICIPATION


3.1 **Participation.**

(a) Subject to the limitations set forth in this Article III, any person who is an Eligible Executive may participate in the Plan by executing and filing with the Executive Vice President – Human Resources (or, if indicated by TRW, the Service Provider) a Participation Agreement. A Participation Agreement may only be delivered to the Company at such time that the Company determines that such an election would not affect the deferral of compensation in taxable income under applicable law.

(b) In each Participation Agreement, the Eligible Executive shall specify:

(i) whether the Eligible Executive elects to defer the BEP/DCP Payment, the SRIP Payment and/or the Severance Payment which the Eligible Executive may become entitled to under the Executive's Agreement;

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(ii) subject to the limitations of Section 5.1, the form of Plan Benefit (i.e., whether such benefits are intended to be paid beginning (A) 30 days following the end of the month of Termination, (B) 30 days following the first anniversary of the end of the month of Termination, or (C) 30 days following the second anniversary of the end of the month of Termination; and whether such benefits are intended to be paid in a lump sum or in two to ten annual installments); and

(iii) the Investment Fund Returns to be credited to each of the Participant's Sub-Accounts (which may alternatively be specified separately from the Participation Agreement).

3.2 **Deferral Elections.** Subject to the restrictions concerning deferral of ECA Compensation set forth in Section 3.1(a), any Eligible Executive may elect to defer all, but not less than all, of his or her BEP/DCP Payment, SRIP Payment and/or Severance Payment.

3.3 **Modification of Deferral Election.** A Deferral Election specified in a Participation Agreement shall be irrevocable in accordance with the terms of the Participation Agreement, except that the Committee or the Special Committee, as appropriate under Article II, may permit a Participant at any time prior to the actual deferral of the BEP/DCP Payment, the SRIP Payment and/or the Severance Payment to revoke such an election upon a finding, based upon uniform standards established by the Committee, that the Participant has suffered a Financial Hardship.

ARTICLE IV

DEFERRED COMPENSATION

4.1 **Deferred Compensation.** The amount of ECA Compensation deferred pursuant to a Deferral Election shall be withheld in a single sum at the time such ECA Compensation, but for a Deferral Election, would be paid.

4.2 **Withholding of Taxes.** Any withholding of taxes or other amounts which is required by any federal, state, or local law shall be withheld from the Participant's remaining undeferred ECA Compensation, if any. If necessary in order to comply with any federal, state or local law, the amount of ECA Compensation deferred may be reduced by an amount equal to any required withholding. Otherwise, such withholding may be made from any of the Participant's other compensation payable by the Corporation, or, at the election of the Executive Vice President – Human Resources, a Participant may be permitted to pay to the Corporation the amount of any such required withholding at or prior to the time such withholding would otherwise be required to be made.

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4.3 **Accounts.** For recordkeeping purposes only, a separate Account shall be established and maintained by the Service Provider for each Participant to which his Deferred Compensation and Investment Fund Returns accrued thereon pursuant to Section 4.5 shall be credited (or charged). Each such Account shall be divided into the following Sub-Accounts for purposes of Section 5.1: (i) a BEP/DCP Sub-Account to which there shall be credited if elected by an applicable Deferral Election, as of the fifth business day following the date of Termination, the BEP/DCP Payment deferred (and all subsequent Investment Fund Returns thereon) pursuant to a Deferral Election; (ii) a SRIP Sub-Account, which there shall be credited, as of the fifth business day following the date of Termination, the SRIP Payment (and all subsequent Investment Fund Returns thereon), and (iii) a Severance Sub-Account to which there shall be credited, as of the fifth business day following the date of Termination, the Severance Payment (and all subsequent Investment Fund Returns thereon).

4.4 **Investment Fund Return Changes**. A Participant may, on a daily basis, revise the Investment Fund Returns to be credited to any of such Participant's Sub-Accounts on a daily basis by communicating such changes to the Service Provider, in the manner communicated from time to time by TRW or the Service Provider to the Participant. Such elections must be made in increments of 1%. Such changes shall take effect in accordance with the timeframes established by the Service Provider.

4.5 **Determination of Account.** The value of each Participant's Account as of each Determination Date shall be the total of the Participant's BEP/DCP Sub-Account, SRIP Sub-Account and Severance Sub-Account. The value of each such Sub-Account shall consist of (i) the balance of such Sub-Account as of the last preceding Determination Date plus (ii) any Deferred Compensation credited to such Sub-Account since the last preceding Determination Date, (iii) adjusted for Investment Fund Returns since the last preceding Determination Date based upon the Investment Fund Returns selected by the Participant under this Plan; provided, however, that interest and dividend performance under PIMCO Total Return Fund will be accrued daily and credited monthly, less (iv) the amount of all Plan Benefits, if any, paid during the period since the last preceding Determination Date.

4.6 **Statement of Accounts.** TRW shall submit or cause the Service Provider to submit to each Participant that has an account balance, no less frequently than quarterly, within a reasonable period after the end of each calendar quarter, a statement setting forth the total balance of the Participant's Account and the balance of each Sub-Account thereof, as of the last day of such quarter, Investment Fund Returns credited or charged thereon to each Sub-Account during the quarter and the payments of the Plan Benefits from each Sub-Account during the quarter.


ARTICLE V

PLAN BENEFITS


5.1 **Payment of Plan Benefits.**

    (a) If the Participant has chosen in his Deferral Election to receive payout of a Sub-Account in a lump-sum, payments shall be made in a single sum form from such Sub-Account of the Participant at the time elected. Such Sub-Account shall continue to be credited or charged with Investment Fund Returns following such Participant's Termination through the date preceding payment in full of the Sub-Account.

    (b) If the payments from a Participant's Sub-Account are to be paid in installment form, such installments shall be paid in the number of annual installments selected by the Participant in his or her Participation Agreement, beginning at the time indicated by the Participation Agreement. If annual installments are paid, the balance of the Account shall continue to be credited or charged with Investment Fund Returns as previously elected by the Participant in accordance with Section 3.1(b) or as most recently revised pursuant to Section 4.4.

    (c) In the event of a Participant's death, notwithstanding any Deferral Election, the balance of the Participant's Account will be paid to his or her Beneficiary or, if no designated Beneficiary shall survive him or her, his estate shall receive the Plan Benefit equal to the balance of his or her Account as of the Determination Date immediately preceding the date of payout, which shall be made as a single sum within 30 days of the Participant's death.

5.2 **Withholding; Payroll Taxes.** TRW shall cause to be withheld from Plan Benefits payable under the Plan any taxes required to be withheld from an employee's wages for the federal or any state or local governments.


ARTICLE VI

BENEFICIARY DESIGNATION


6.1 **Beneficiary Designation.** Each Participant shall have the right, at any time, to designate any person or persons as his Beneficiary (both principal as well as contingent) to whom payment under the Plan shall be made in the event of his death prior to complete distribution of all Plan Benefits due him under the Plan. Any Beneficiary designation shall be made in writing on a form prescribed by the Committee and shall become effective only when filed with the designated officer or employee of the Company or, following a Change in Control, with the Service Provider.


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6.2 **Amendments.** Subject to the limitations of Section 6.1 of the Plan, any Beneficiary designation may be changed by a Participant only by written notice of such change to the Executive Vice President – Human Resources (or, following a Change of Control, to the Service Provider) on a form prescribed by the Company. The filing of a new Beneficiary designation form will cancel all prior Beneficiary designations.

6.3 **Absence of Effective Beneficiary Designation.** If a Participant fails to designate a Beneficiary as provided above or if all designated Beneficiaries predecease the Participant or die prior to complete distribution of the Participant's Plan Benefit, the Participant's remaining Plan Benefit shall be paid to his estate.

6.4 **Effect of Payment.** Payment to the Beneficiary designated pursuant to Sections 6.1 and 6.2 or to the Participant's estate pursuant to Section 6.3 shall completely discharge TRW's obligations under the Plan.


ARTICLE VII

AMENDMENT AND TERMINATION OF PLAN


7.1 **Termination.** The Committee shall have the power in its sole discretion to suspend or terminate the Plan at any time prior to the Trust becoming irrevocable. Once the Trust has become irrevocable, the Plan cannot be terminated until the Trust has been terminated in accordance with its terms.

7.2 **Amendment.** The Committee can amend any part of this Plan (including, without limitation, changing the Investment Fund Returns to be paid to current and future Participants) in its sole discretion without notice to Participants; provided, however, that after a Change in Control, the Plan (as in existence at the time of the Change in Control) may not be amended in any manner adverse to Participants (including, without limitation, any change that would (a) affect the form or timing of payouts, (b) materially reduce the number and types (e.g., value, blend, growth, income and capital preservation funds) of deemed investment alternatives under the Plan or (c) materially change the frequency in which Participants can change their deemed investments or other procedural rules relating to deemed investments under the Plan).


ARTICLE VIII

MISCELLANEOUS


8.1 **Unfunded Plan.** The Plan is an unfunded plan for tax purposes maintained by TRW primarily to provide Deferred Compensation benefits for a select group of executive, managerial or professional employees of the Corporation.

8.2 **Unsecured General Creditor.** Participants and their Beneficiaries, estates, heirs, successors and assigns shall have no legal or equitable rights, interest or claims in any property or assets of TRW. No property or assets of TRW shall be held in any way as collateral security for the fulfillment of the obligations of TRW under the Plan. Any and all of TRW's assets, including assets held in the Trust, shall be, and remain, the general, unpledged, unrestricted assets of TRW. TRW's sole obligation under the Plan shall be merely that of an unfunded and unsecured promise of TRW to pay money in the future.

8.3 **Nonassignability.** Neither a Participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate or convey, in advance of actual receipt, any Plan Benefit. Plan Benefits and all rights to Plan Benefits are and shall be nonassignable and nontransferable prior to actual payment as provided by the Plan. Any such attempted assignment or transfer shall be ineffective; TRW's sole obligation shall be to pay Plan Benefits to the Participant, his or her Beneficiary or his or her estate as appropriate. No part of any Plan Benefit shall, prior to actual payment as provided by the Plan, be subject to seizure or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person; nor shall any Plan Benefit be transferable by operation of law in the event of a Participant's or any other person's bankruptcy or insolvency, except as required by law.

8.4 **Terms.** Whenever any words are used in the Plan in the singular or in the plural, they shall be construed as though they were used in the plural or singular, as the case may be, in all cases where they would so apply.

8.5 **Captions.** The captions of the articles and sections of the Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

8.6 **Governing Law.** The provisions of the Plan shall be construed and interpreted according to the laws of the State of Ohio.

8.7 **Validity.** In case any provision of the Plan shall be held illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if such illegal or invalid provision were not included in the Plan.

8.8 **Notice or Filing.** Any notice or filing required or permitted to be given to TRW or a Participant under the Plan shall be sufficient if in writing and hand delivered, or sent by regular mail or by registered or certified mail, to the principal office of TRW or to the last known address of the Participant, as the case may be. Such notice or filing shall be deemed given or made (i) when hand delivered to the residence or offices of the recipient, (ii) as of five days after the date of mailing if delivery is made by regular mail, or, (iii) as of five days after the date shown on the postmark on the receipt for registration or certification provided to the sender at the time of mailing, if by registered or certified mail.

8.9 **Successors.** The provisions of the Plan shall bind and obligate TRW and any successors. The term "successors" as used in this Section 8.9 shall include any corporate or other business entity which shall, whether by merger, consolidation, purchase or otherwise acquire all or substantially all of the business and assets of TRW and successors of any such corporation or other business entity.

8.10 **Expenses and Costs.** The Trust shall bear all expenses and costs in connection with the operation of the Plan.

8.11 **Reliance on Certified Public Accountants.** TRW, the Directors, the Committee, the Special Committee, the Executive Vice President – Human Resources and any employee of TRW or the Corporation shall be fully protected for actions taken in good faith based on the computations and reports made pursuant to or in connection with the Plan by the independent certified public accountants who audit TRW's accounts.

ARTICLE IX

CLAIMS PROCEDURE

9.1 **Claim.** Any person claiming a Plan Benefit, requesting an interpretation or ruling under the Plan (other than a ruling under Section 2.5 above, or requesting information under the Plan shall present the request in writing to the Executive Vice President – Human Resources who (a) shall respond in writing within 90 days following his receipt of the request or (b) in the case of a claimant who is an Executive Officer, shall refer the claim with his recommended response to the Committee, which shall respond in writing within 120 days following the receipt of the request by the Executive Vice President – Human Resources.

9.2 **Denial of Claim.** If the claim or request is denied, the written notice of denial shall state (i) the reasons for denial; (ii) a description of any additional material or information required and an explanation of why it is necessary; and (iii) an explanation of the Plan's claim review procedure.

9.3 **Review of Claim.** Any person whose claim or request is denied may make a second request for review by notice given in writing to the Executive Vice President – Human Resources. The claim or request shall be reviewed further by the Executive Vice President – Human Resources or the Committee, as appropriate, and he or it may, but shall not be required to, grant the claimant a hearing.

9.4 **Final Decision.** A decision on such second request shall normally be made within 60 days after the date of the second request. If an extension of time is required for a hearing or other special circumstances, the claimant shall be notified and the time limit shall be 120 days from the date of the second request. The decision shall be in writing and, whether made by the Executive Vice President – Human Resources or the Committee, shall be final and bind all parties concerned.